[GREAT LAKES BANCORP, INC. LETTERHEAD]

May 23, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	Matthew Komar
Staff accountant

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83

Re:	Great Lakes Bancorp, Inc.
Item 4.01 Form 8-K
Filed May 19, 2006
Commission file no. 001-14879

Dear Mr. Komar:

By this letter, Great Lakes Bancorp, Inc. (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our Current Report on Form 8-K filed with the Commission on May 19, 2006 (the “May 19 Form 8-K”).

In response to comment 1 contained in the Staff’s letter of comment dated May 23, 2006, we will amend Item 4.01 of the May 19 Form 8-K to indicate that the Company’s former auditors, Grant Thornton LLP, were dismissed.  We intend to file an amendment to the May 19 Form 8-K on Form 8-K/A to reflect this amendment.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Filings”); (ii) Staff comments or changes to the Company’s disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the commission from taking any action with respect to any Filings and (iii) the Company may not assert Staff comments as a defense to in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please call me at 716 961-1980.

Yours truly,

GREAT LAKES BANCORP, INC.

By: /s/ Michael J. Rogers
Michael J. Rogers
Executive Vice President and Chief Financial Officer

cc:	Robert J. Olivieri, Esq.
Michael L. Ohlweiler